UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

FUEL SYSTEMS SOLUTIONS, INC.
(Exact name of the registrant as specified in its charter)

Delaware	001-32999	20-3960974
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

780 Third Avenue, 25th Floor, New York, NY 10017
(Address of principal executive offices)	(Zip code)

Kevin Buckley	646-502-7170
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Fuel Systems Solutions, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at http://phx.corporate-ir.net/phoenix.zhtml?c=109507&p=irol-govConflict. The content of any website referred to in this Form is included for general information only and is not incorporated by reference in this Form.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this Form.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FUEL SYSTEMS SOLUTIONS, INC.

Dated: June 2, 2014
	By:	/s/ Pietro Bersani
Pietro Bersani
Chief Financial Officer